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                                                                    EXHIBIT 99.1


                   HOLLINGER INC. STATEMENT ON POTENTIAL SALE
                     OF HOLLINGER INTERNATIONAL U.K. ASSETS

          Toronto, Canada, June 22, 2004 -- Hollinger Inc. ("Hollinger") (TSX:
HLG.C; HLG.PR.B) today provided the following statement regarding the potential sale of Hollinger International's U.K. assets.

"We are pleased at this confirmation of the hundreds of millions of dollars that our management added to the value of the Telegraph titles. However, in January, when Hollinger International rebuffed Sir Frederick Barclay's interest in buying all of the stock of the company at US$18 a share, Hollinger International and its financial advisers assumed an obligation to deliver greater value to shareholders. Their faltering strategic process has failed to do so. Allowing for currency fluctuations, this is essentially the same valuation that the Barclays put on these assets back in January.

"We always have held the Barclays in the highest regard both as businessmen and newspaper proprietors, even when they were unfairly attacked earlier this year by Hollinger International. However, a sale of the Telegraph and Hollinger International's other U.K. businesses involves the bulk of the company's assets and therefore clearly requires approval of the company's shareholders. So that we can determine whether or not to support such a sale, Hollinger International must provide its shareholders with sufficient information to evaluate properly this transaction in light of alternative opportunities available to the company. This information must include the tax treatment of the proposed transaction, plans for distributing the proceeds to shareholders, and the feasibility of operating the remaining assets as a successful ongoing concern. These issues are critical to determining whether or not this transaction represents the best value for shareholders."

          Hollinger's principal asset is its approximately 72.3% voting and 29.7% equity interest in Hollinger International Inc. Hollinger International is a global newspaper publisher with English-language newspapers in the United States, Great Britain and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

Media contact:
Jim Badenhausen
646-805-2006


                              www.hollingerinc.com